Exhibit 99.45

APHRIA STRENGTHENS LEADERSHIP POSITION IN RECREATIONAL CANNABIS

WITH $10 MILLION INVESTMENT IN TOYKO SMOKE—DOJA COMBINATION

Investment creates additional platform on which to build portfolio of premium West Coast cannabis products

Leamington, Ontario and Kelowna, British Columbia — December 21, 2017 — As part of the proposed combination of TS BrandCo. Holdings Inc. (operating as “Tokyo Smoke”) and DOJA Cannabis Company Limited (“DOJA”) (CSE: DOJA) announced earlier today, Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) is pleased to announce that it has committed to make a $10 million equity investment in the combined company, which is expected to be renamed Hiku Brand Company Ltd. (“Hiku”). The combination of Tokyo Smoke and British Columbia based DOJA would bring together two premium lifestyle brands to serve the anticipated recreational cannabis market. Aphria’s investment represents an advancement of the Company’s strategy to be a leader in the recreational market, once legalized in Canada.

“This exciting announcement marks a major step forward in Aphria’s recreational cannabis strategy and represents Aphria’s first venture into the lucrative British Columbia premium cannabis market.” said Vic Neufeld, CEO of Aphria. “In Hiku, we are investing in refined, up-market brands that align with our commitment to encouraging a more dignified positioning of recreational cannabis use, something we expect will be an important and valuable differentiator for Aphria as Canada moves closer to legalizing recreational cannabis. We look forward to working closely with Hiku to support its success and brand leadership in the recreational market.”

“This strategic partnership and investment from Aphria represents the ultimate validation of Hiku’s vision to offer the leading cannabis consumer experience. We are ecstatic to be partnering again with Aphria, a proven operator and greenhouse cannabis cultivator, to bring our products to the Canadian medical and future recreational markets,” said Alan Gertner, Chief Executive Officer of Hiku. “With this landmark partnership, we have the opportunity to offer Canadians a compelling combination of craft British Columbia product, top notch branding, greenhouse supply and owned retail that will allow Hiku to have a distinct business with high quality control, high demand and high margin.”

The equity investment in Hiku builds on Aphria’s existing investment in Tokyo Smoke. On June 30, 2017, Aphria entered into a subscription agreement with Tokyo Smoke for the purchase of 140,845 common shares, for a total cost of $1,000,000. As part of an existing licensing agreement signed in September 2016, Aphria also produces and ships Tokyo Smoke branded cannabis in Canada to registered patients through the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) system. The existing licensing agreement also contains provisions for the agreement to apply to the anticipated adult recreational use market.

Aphria’s equity investment remains conditional on (i) completion of the combination; (ii) regulatory approval; (iii) Tokyo Smoke shareholder approval; and, (iv) standard closing conditions, including the approval of definitive agreement by the boards of Tokyo Smoke and DOJA and completion of due diligence investigations to the satisfaction of each of the parties. The legal structure for the combination will be confirmed after the parties have considered all applicable tax, securities law, and accounting efficiencies. Tokyo Smoke and DOJA expect to complete the definitive agreements by January 15, 2018.

In addition to the contemplated equity investment in Hiku, Aphria will establish an agreement with Hiku that includes:

•                  A supply agreement that builds on the existing supply agreement for the dried flower between Aphria and Tokyo Smoke that adds high-quality cannabis oil to the list of products Aphria will white label for the Tokyo Smoke brand; and,

•                  The issuance of 0.8 million units in Hiku, on the same terms as the equity investment, to Aphria in exchange for entering the supply agreement.

In addition to the agreement noted above, Aphria and Hiku are currently in the process of finalizing the following, to take affect once DOJA’s wholly-owned subsidiary receives its license to sell cannabis under the ACMPR:

•                  A supply agreement whereby Aphria will have access to DOJA’s premium West Coast cannabis;

•                  A tolling agreement whereby Aphria will process cannabis oil for Hiku using dried cannabis supplied by DOJA;

•                  A distribution agreement whereby Aphria will have access to Hiku’s independent retail locations in provinces where private licenses will be granted; and

•                  DOJA will leverage Aphria’s distribution network to sell branded cannabis. DOJA’s subsidiary has requested a pre-sales license inspection from Health Canada, the last step prior to issuance of a sales license under the ACMPR.

Additional Transaction Details

•                  The share value for Aphria’s equity is $1.39, priced at the 5-day VWAP (volume weighted average price) as of today’s market close. As a result, Aphria would receive 7,194,244 common shares in Hiku;

•                  Aphria will receive a full warrant for each common share it receives, exercisable for a two-year period, priced at $2.10, a 50% premium to the share value of its investment on the date of announcement; and,

•                  The warrant maintains a forced conversion feature, for the benefit of Hiku, priced at $3.05 or 120% premium on the share value of Aphria’s investment.

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

About DOJA

DOJA™ is a premium cannabis lifestyle brand growing high-quality handcrafted cannabis flower. DOJA’s wholly owned subsidiary is a licensed producer of cannabis under the ACMPR that has requested its Pre-Sales License Inspection, the last step prior to receiving a license to sell cannabis under the

ACMPR. DOJA’s state-of-the-art ACMPR licensed production facility is located in the heart of British Columbia’s picturesque Okanagan Valley. DOJA was founded by the proven entrepreneurial team that started SAXX Underwear®.

About Tokyo Smoke

Tokyo Smoke is an award-winning lifestyle brand that brings sophistication and design to coffee, clothing and cannabis. Founded by father and son, Lorne and Alan Gertner, Tokyo Smoke is based on a strong passion for design and strong desire to elevate the cannabis landscape. Located in Toronto, Ontario, the brand’s flagship location, Tokyo Smoke Found, launched in April 2015. Tokyo Smoke will expand its retail and recreational cannabis presence into the United States in 2017.

About Hiku

Hiku is focused on handcrafted cannabis production, immersive retail experiences, and building a portfolio of iconic, engaging cannabis lifestyle brands. Hiku is differentiated as the only Canadian craft cannabis producer with a significant national retail footprint and a growing brand house including premium cannabis lifestyle brands DOJA, Tokyo Smoke, and Van der Pop. Hiku’s wholly owned subsidiary, DOJA, is a federally licensed producer pursuant to the ACMPR, owning two production facilities in the heart of British Columbia’s Okanagan Valley. The company operates a network of retail stores selling coffee, clothing and curated accessories, across British Columbia, Alberta and Ontario.

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For further information please contact:

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, the combination of Tokyo Smoke and DOJA and its renaming, expectations with respect to the performance of Hiku’s stock performance, expectations for future growing capacity and costs, the completion of any capital project or expansions, expectations with respect to future production costs and the legalization of recreational cannabis in Canada. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical cannabis and the legalization of recreational cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.